

16012154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N WASHINGTON ST
(No. and Street)

BISMARCK (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARRY PIERCE 701-222-3017
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIDMER ROEL PC
(Name - *if individual, state last, first, middle name*)

4334 18TH AVE S SUITE 101 (Address) FARGO (City) ND (State) 58103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Garry Pierce appeared and acknowledged before me this 17th day of feb 2016.

Melody Casson Schiwal
Notary Public

Garry Pierce
Signature

GENERAL PARTNER
Title

County of: Burleigh
State of: North Dakota

MELODY CASSON-SCHIWAL
Notary Public
State of North Dakota
My Commission Expires March 2, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2015

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents


WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying statement of financial condition of Garry Pierce Financial Services, LLP, (a North Dakota partnership), as of December 31, 2015 and the related statements of operations, partners' equity and cash flows for the year then ended. These financial statements are the responsibility of Garry Pierce Financial Services, LLP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garry Pierce Financial Services, LLP as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I – Computation of Net Capital under Rule 15c3-1 (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Garry Pierce Financial Services, LLP's financial statements. The supplemental information is the responsibility of Garry Pierce Financial Services, LLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



Fargo, North Dakota
February 23, 2016

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	46,580
Accounts receivable		22,219
Total current assets		68,799
EQUIPMENT AND FIXTURES, at cost,		8,122
Less accumulated depreciation		8,122
Net equipment and fixtures		-
Total assets	$	68,799

LIABILITIES AND PARTNERS' EQUITY

Liabilities	$	-
Partners' equity		68,799
Total liabilities and partners' equity	$	68,799

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

COMMISSIONS REVENUES	$	135,441
INTEREST INCOME		10
Total gross revenues		135,451
GENERAL AND ADMINISTRATIVE EXPENSES		
Occupancy		7,380
Professional services		19,284
Office supplies		984
Fees		1,660
Communication and data processing		2,534
Dues and subscriptions		360
Insurance		956
Donations		14,722
Other		2,536
Total general and administrative expenses		50,416
Net earnings	$	85,035

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF PARTNERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

BALANCE - DECEMBER 31, 2014	$	52,764
Net earnings		85,035
Partner draws		(69,000)
BALANCE - DECEMBER 31, 2015	$	68,799

See Notes to Financial Statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net earnings	$ 85,035
Changes in assets and liabilities	
Accounts receivable	(21,419)
NET CASH FROM OPERATING ACTIVITIES	63,616
CASH FLOWS USED FOR FINANCING ACTIVITY	
Partners' draws	(69,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,384)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	51,964
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 46,580

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges bad debt expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

(continued on next page)

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2012 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the year ended December 31, 2015, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2015, the Company had no tax positions that would not be held up under examination.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2016, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 76% of the Company's earned revenues for 2015 were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest. At December 31, 2015, the Company had a receivable of $22,219 from Edgewood Real Estate Investment Trust.

Approximately 23% of the Company's earned revenues for 2015 were generated from commissions associated with transactions of NorthStar Real Estate Income Trust, a nonpublic debt real estate investment trust which owns the mortgages on properties located throughout the United States.

NOTE 3 - OPERATING LEASE

The Company leases office space under an operating lease agreement which expires April 30, 2020. Terms of the lease call for monthly rent payments of $640 through April 30, 2016. Monthly rents are to increase to $655 on May 1, 2016 and are to increase an additional $15 per month on May 1 of each subsequent year. Rent expense totaled $7,380 for the year ended December 31, 2015.

Future minimum lease payments are as follows:

For the Years Ending December 31,		
2016	$	7,800
2017		7,980
2018		8,160
2019		8,340
2020		2,800
	$	35,080

(continued on next page)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2015, the Company had the following net capital:

Net capital	$ 46,580
Excess net capital	$ 41,580
Aggregate indebtedness ratio	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 5 - PARTNERS EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

NOTE 6 - RETIREMENT PLAN

The Company has a simplified retirement plan where contributions are made at the discretion of the owners. Contributions to the partners' retirement plan are recognized as partner draws.

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2015

		Schedule I
NET CAPITAL		
Total partner's equity from the statement of financial condition	$	68,799
Non-allowable assets		(22,219)
Net capital	$	46,580
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	41,580
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	40,580
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	46,580
Adjustments		-
	$	46,580
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	-
Adjustments		-
	$	-

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.


WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Partners
Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have reviewed management's statements, included in the accompanying Small Entity Exemption Report, in which (1) Garry Pierce Financial Services, LLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Garry Pierce Financial Services, LLP claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(2)(i) (the "exemption provisions") and (2) Garry Pierce Financial Services, LLP stated that Garry Pierce Financial Services, LLP met the identified exemption provisions throughout the most recent fiscal year without exception. Garry Pierce Financial Services, LLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Garry Pierce Financial Services, LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel PC

Fargo, North Dakota
February 23, 2016

GARRY PIERCE
FINANCIAL SERVICES, LLP
member FINRA, SIPC
1929 N. Washington Street, Suite H
Bismarck, North Dakota 58501
Tel. & Fax (701) 222-3017

SEC Headquarters
100 F Street
Washington, DC 20549

SMALL ENTITY EXEMPTION REPORT

From SEC Rule 15c3-3 for the period January 1, 2015 to December 31, 2015.

Garry Pierce Financial Services, LLP claims exemption from section (k)(2)(i) of SEC Rule 15c3-3:

Garry Pierce Financial Services, LLP has always sold its investments on a subscription-only basis, and being a FINRA member (CRD 42141) clears all of its own business.

Garry Pierce Finantial Services, LLP does not hold any customer funds or securities.

Garry Pierce Financial Services LLP does not deal in listed securities.

Garry Pierce Financial Services,LLP sells only non-traded REITS and mutual funds.

There are no exceptions to the above claimed exemptions for the period from January 1, 2015 to December 31, 2015.



Garry Pierce
General Partner

01-26-2016
Date